Exhibit 99.1

avita medical

transforming lives through the development of regenerative medicine

CONCISE FINANCIAL REPORT 2019

CONTENTS

Corporate Information	3

Letter from the Chairman and CEO	4-5

Directors’ Report	6-24

Auditor’s Independence Declaration	25

Consolidated Statement of Profit or Loss and Other Comprehensive Income	26

Consolidated Statement of Financial Position	27

Consolidated Statement of Cash Flows	28

Consolidated Statement of Changes in Equity	29-30

Notes to the Concise Financial Statements	31-36

Directors’ Declaration	37

Independent Auditor’s Report	38-40

Shareholder Information	41-42

The Concise Financial Statements 2019 are an extract from the full financial statements of Avita Medical Limited and has been derived from Avita Medical Limited’s 2019 Annual Report. The financial statements included in the Concise Report cannot be expected to provide as full an understanding of Avita Medical Limited’s financial performance, financial position and operating and financing activities as that provided by the 2019 Annual Report.

2019 Concise Report

A copy of Avita Medical Limited’s 2019 Annual Report, together with the Independent Auditor’s Report, is available to all shareholders, and will be sent to shareholders without charge upon request. The financial statements can be requested by letter to the registered office or email at investor@avitamedical.com.

Corporate Information

ABN 28 058 466 523

This annual report covers the consolidated entity comprising Avita Medical Limited (the Parent Company) and its controlled subsidiaries (the Company). The Parent Company’s functional and presentation currency is AUD ($).

A description of the Company’s operations and of its principal activities is included in the review of operations and activities in the Directors’ Report on page 6. The Directors’ Report does not form part of the financial report.

Directors	Solicitors
Mr Lou Panaccio (Non-Executive Chairman)	K&L Gates
Dr Michael Perry (Executive Director)	Level 25 South Tower, 525 Collins Street
Mr Jeremy Curnock Cook (Non-Executive Director)	Melbourne VIC 3000, Australia
Mr Louis Drapeau (Non-Executive Director)
Mr Damien McDonald (Non-Executive Director)	Auditor
Professor Suzanne Crowe (Non-Executive Director)	Grant Thornton Audit Pty Ltd
Level 43 Central Park, 152-158 St Georges Terrace
Company Secretaries	Perth, WA 6000 Australia
Mr Mark Licciardo and Ms Tamara Barr
of Mertons Corporate Services Pty Ltd	Principal Bankers
National Australia Bank Limited
Registered Office	1238 Hay Street
c/o Mertons Corporate Services Pty Ltd	West Perth, WA 6000 Australia
Level 7
330 Collins Street	Stock Exchange
Melbourne VIC 3000, Australia	Avita Medical Limited
Listed on the Australian Securities Exchange
Principal Place of Business	(ASX Code: AVH)
28159 Avenue Stanford, Suite 220	Listed on the OTCQX International
Valencia, CA 91355	Marketplace in the US (Code: AVMXY)
USA
Internet Address
Share Register	www.avitamedical.com
Computershare Investor Services Pty Limited
Level 11, 172 St Georges Terrace
Perth, WA 6000 Australia

AVITA MEDICAL LIMITED

LETTER FROM THE CHAIRMAN and CEO

Dear Shareholders:

It is our privilege to write to you after a truly transformative year at AVITA Medical. As you likely recall, we were granted approval by the U.S. Food and Drug Administration (FDA) of the preliminary RECELL® Autologous Cell Harvesting Device (RECELL System) for the treatment of acute thermal burns in adults in September 2018. Building upon that success, in January of this year, we formally launched our U.S. sales field force, and began selling RECELL to burn centres in the U.S. This has been met by much enthusiasm from doctors, and we are very proud of the team in bringing this innovative technology to burn patients.

Our ongoing successes are the result of the dedicated efforts and investments made over multiple years by our employees, medical professionals, patients and shareholders. While our excellent regulatory team guided us to premarket approval in September 2018, the financial year 2019 was also a busy time for our commercial team. With our direct sales force of 21 representatives now deployed across the U.S., at our most recent update, we reported that we have sold product into 41 of the 134 U.S. burn centres to date, and 136 of 300 burn surgeons at 59 U.S. burn centres have been trained and have performed a RECELL procedure. Note that U.S. burn centres follow a fairly standard process of evaluating the device and thereafter taking it through their hospital’s Value Analysis Committee (VAC) before they are able to purchase the product. These evaluations and VAC approvals usually take 6 or more months to complete, so we are extremely proud of our team’s efforts in rapidly onboarding centres, as well as with the demand and interest for the product that we are seeing from surgeons.

We had another strong showing this year at the leading U.S. burn conference, the 51st annual meeting of the American Burn Association (ABA), and we were able to report the positive results obtained in patient treatment using the RECELL System in a broad range of patient populations and burn types. This year we had 10 presentations highlighting successful outcomes and our presentation reporting on use in paediatric patients was selected, out of over 500 submissions, as one of the “Best of the Best Abstracts” at the meeting. Additionally, our 2018 publication in the Journal of Burn Care & Research of the RECELL System pivotal trial in second-degree burns was recognized during the “The Year in Review: The Top Journal Publications” session of the ABA meeting. While those two examples certainly underscore our overall success in the field, during the financial year 2019 we delivered over 50 RECELL presentations at over 15 conferences and medical meetings.

With our success in adult burns having been demonstrated, we are now working to expand our RECELL FDA label to include paediatric burns and scalds, as well as trauma indications. Paediatric burns is a large market and one that unfortunately touches many patients and families. FDA has approved an Investigational Device Exemption (IDE) for our U.S. Soft-Tissue Repair Clinical Study, which we have confidence will provide robust pivotal data in support of a trauma indication.

Our R&D efforts continue to progress, and we have also spent this last year building our pipeline of future opportunities. In addition to paediatric burns and trauma wounds, we’ve also made strides in the clinic with our vitiligo treatment, which presents a relatively untapped market for us to pursue. In June 2019, RECELL System data were presented at the 24th annual World Congress of Dermatology Meeting June 10-15, 2019, in Milan, Italy. Three posters at the World Congress of Dermatology highlighted the potential use of the RECELL System for the treatment of vitiligo and facial acne scars. In the financial year 2021, AVITA expects to commence a pivotal/registration study of the RECELL System for the treatment of patients with vitiligo and anticipates, in collaboration with COSMOTEC, an M3 Group company, securing market approval and reimbursement of the RECELL System in Japan.

Outside of the U.S., we continue to supply and support our existing users while maintaining our plan to devote limited commercial resources to the select geographical regions in which the RECELL System is already approved for sale. We continue to supply and support our existing users. We will continue to make investments where it makes sense, such as in our announced collaboration agreement with COSMOTEC for Japan. Our expectation is that in the near term, we will devote most of our commercial efforts and resources to ensuring a successful and growing U.S. presence, the largest market for the treatment of burns. As we achieve successes in securing new indications via our advancement’s efforts, especially in vitiligo, our commercial plan will likely broaden geographically.

On September 19, 2019 we filed a registration statement on Form 20-F under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (“SEC”) relating to the registration in the United States of our class of American Depositary Shares representing ordinary shares of the Company. The registration statement was declared effective by the SEC on September 27, 2019, and the Company has commenced trading of our American Depositary Shares on The Nasdaq Capital Market on October 1, 2019. We view the Nasdaq listing as a natural extension of our growth plan and an exciting next step for AVITA Medical. Our transition to a senior U.S. exchange provides broader access to investors in the United States and worldwide, building on our established ASX shareholder base.

Overall, it’s a time of much growth at AVITA and we continue to be immensely excited about the opportunities available to us to make a material difference in the lives of patients. Our Board of Directors is committed to working alongside management to achieve these results and to consistently deliver value for our shareholders. We truly appreciate the ongoing support of all our shareholders, employees, the Biomedical Advanced Research and Development Authority (BARDA), medical professionals and patients, and we look forward to updating you on our future successes.

Lou Panaccio

Non-Executive Chairman

AVITA Medical

Dr Michael Perry

Chief Executive Officer

AVITA Medical

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT

Your Directors present their report with respect to the results of Avita Medical Limited (the “Company”) for the year ended 30 June 2019 and the of the Company at that date. Avita Medical Limited is a company limited by shares that is incorporated and domiciled in Australia. The Company has prepared this consolidated financial report incorporating the entities that it controlled during the financial period.

DIRECTORS

The names and details of the Company’s Directors in office during the financial year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

Lou Panaccio

(Non-Executive Chairman)

Mr Panaccio is a healthcare businessman with extensive experience progressing companies from concept to commercialisation, was appointed to the role of Chairman of the Board, effective from 1 July 2014. Mr Panaccio possesses more than 30 years’ executive leadership experience in healthcare services and life sciences, including more than 20 years’ board-level experience. Mr Panaccio is currently a Non-Executive Director of ASX50 company and one of the world’s largest medical diagnostics companies, Sonic Healthcare Limited, where he has served since 2005. In addition to his Sonic Healthcare Limited role, Mr Panaccio is Non-Executive Director of Unison Housing Limited, Non-Executive Chairman of Genera Biosystems Limited, and a Non-Executive Director of Rhythm Biosciences Limited. Mr Panaccio has also served in executive and board roles with Melbourne Pathology Group, Monash IVF Group, Primelife Corporation Limited, Health Networks Australia Group and other private entities. During the past three years Mr Panaccio has also served as a Director of the following other listed companies:

•	Sonic Healthcare Limited (ASX)* (Appointed June 2005)

•	Genera Biosystems Limited (ASX)* (Appointed 25 November 2010 until 28 June 2019)

•	Rhythm Biosciences Limited (ASX)* (Appointed 1 August 2017)

*	denotes current directorship

Dr Michael Perry

(Executive Director)

Dr Perry was appointed to the Board on 4 February 2013 and currently serves as Chief Executive Officer of the Company. From 2016 – 2017, he served as Senior Vice President and Chief Scientific Officer of Global Business Development and Licensing for Novartis AG. From 2014 – 2016, Dr Perry served as Chief Scientific Officer of Novartis’ Cell and Gene Therapy Unit and from 2012 – 2014 he served as Vice President and Global Head of Stem Cell Therapy for Novartis Pharmaceuticals Corp, a US affiliate of Switzerland-based Novartis AG. Dr Perry, based in the United States, has previously served as the Global Head of R&D at Baxter Healthcare, President and CEO of Cell & Gene Therapy at Novartis affiliates Systemix Inc. and Genetic Therapy, Inc., VP Regulatory Affairs at Sandoz Pharmaceuticals Corp., Director of Regulatory Affairs at Schering-Plough Corporation, and Chairman, CEO or CMO at several early-stage biotech companies. He also previously served as a Venture Partner with Bay City Capital, LLC based in San Francisco California. During the past three years Dr Perry has also served as a Director of the following other listed companies:

•	Arrowhead Pharmaceuticals (NASDAQ)* (Appointed December 2011)

•	AmpliPhi Biosciences Corporation Inc (NYSE) (Appointed November 2005 until May 2019)

•	Gamida Cell Ltd* (Appointed June 2017)

•	Armata Pharmaceuticals, Inc (NYSE)* (Appointed May 2019)

*	denotes current directorship

Jeremy Curnock Cook

(Non-Executive Director)

Mr Curnock Cook was appointed to the Board on 19 October 2012 and is currently on several boards of International Healthcare and Biotechnology companies. He is the former head of the life science private equity team at Rothschild Asset Management, was responsible for the launch of the first dedicated biotechnology fund for the Australian market and the conception and launch of the International Biotechnology Trust. He is currently the Managing Director of Bioscience Managers Pty Ltd, responsible for the BM Asia Pacific Healthcare Fund, Chairman of International Bioscience Managers Ltd and Avena Therapeutics and Non-Executive Director of Rex Bionics Pty Ltd, SummatiX Ltd and Smart Matrix Ltd. During the past three years Mr Curnock Cook has also served as a director of the following other listed companies:

•	Phylogica Limited (ASX) (Appointed March 2012, resigned April 2017)

•	Adherium Ltd (ASX)* (Appointed July 2015)

•	AmpliPhi Biosciences Corporation Inc (NYSE)* (Appointed November 2005 until May 2019)

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

•	Sea Dragon Limited (NZX)* (Alternate Director) (Appointed October 2012)

•	Armata Pharmaceuticals, Inc (NYSE)* (Appointed May 2019)

*	denotes current directorship

Louis Drapeau

(Non-Executive Director)

Mr Louis Drapeau was appointed to the Board on 13 January 2016 and brings considerable expertise in both the biotech sector and the financial rigour required of US public companies. Mr Drapeau is an Independent Director at AmphliPhi Biosciences Corporation (NYSE) and Surface Pharmaceuticals, Inc. Mr Drapeau has held senior positions with Insite Vision Inc., Nektar Therapeutics and BioMarin Pharmaceutical, Inc., and has been an Audit Partner at Arthur Andersen LLP. Mr Drapeau has formally been an Independent Director at Bio-Rad Laboratories, (NYSE), InterMune, Inc. (NASDAQ), Bionovo, Inc. (NASDAQ), and Inflazyme Pharmaceuticals Ltd (TSE). He has an MBA from Stanford University. During the past three years Mr Louis Drapeau has also served as a director of the following other listed companies:

•	AmpliPhi Biosciences Corporation Inc (NYSE)* (Appointed March 2011 until May 2019)

•	BIO-RAD Laboratories Inc (NYSE) (Appointed 2007, Resigned 2017)

*	denotes current directorship

Mr Damien McDonald

(Non-Executive Director)

UK-based Mr Damien McDonald was appointed to the Board on 13 January 2016 and has a proven track record of achieving value in the medical device space. Mr McDonald is currently CEO of LivaNova PLC having previously served as Chief Operating Officer. Prior to that, he was a Group Executive and Corporate Vice President at NYSE-listed Danaher Corporation, a multinational science and technology innovation company that acquires and produces life science and industrial products and brands, where he led a $1.5 billion group of dental consumable companies. Earlier in his tenure, he was Group President of Kerr where he and his team focused on building a strong research and development pipeline while improving operational performance utilising the Denaher Business System. He has also previously worked for Merck &Co, Johnson & Johnson and Zimmer. He has bachelor’s degrees in both pharmacy and economics from the University of Queensland, a master’s degree in International Economics from the University of Wales, and an MBA from IMD of Lausanne, Switzerland. During the past three years Mr Damien McDonald has also served as a director of the following other listed companies:

•	LivaNova PLC (NASDAQ GS) * (Appointed January 2017)

*	denotes current directorship

Professor Suzanne Crowe (AM)

(Non-Executive Director)

Professor Suzanne Crowe AM was appointed to the Board on 13 January 2016. Australian-based, she is a physician-scientist and company director with extensive expertise in supporting companies with their medical and scientific strategies. Prof Crowe is a Principal Research Fellow of the Australian National Health and Medical Research Council. She is a Principal Specialist in Infectious Diseases at The Alfred Hospital, Melbourne and Adjunct Professor of Medicine and Infectious Diseases at Monash University, Melbourne, and has published more than 200 peer-reviewed papers. Prof Crowe is a member of the Australian Institute of Company Directors and is a Director of St Vincents Health Australia. Prof Crowe was appointed as a Member of the Order of Australia (AM) in 2011 to recognise her service to medical research in HIV/AIDS. She has medical and MD degrees from Monash University, an internal medicine specialist qualification in Infectious Diseases from the Royal Australasian College of Physicians, and a Diploma in Medical Laboratory Technology from the Royal Melbourne Institute of Technology.

COMPANY SECRETARIES

Mark Licciardo

(Joint Company Secretary)

Mark Licciardo, (B Bus (Acc), GradDip CSP, FGIA, GAICD) was appointed as Joint Company Secretary on 19 March 2018. Mark is Managing Director of Mertons Corporate Services Pty Ltd (Mertons) which provides company secretarial and corporate governance consulting services to ASX listed and unlisted public and private companies. Prior to establishing Mertons, he was Company Secretary of the Transurban Group and Australian Foundation Investment Company Limited. He has also had an extensive commercial banking career with the Commonwealth Bank and State Bank Victoria. Mark is a former Chairman of the Governance Institute Australia (GIA) in Victoria and the Melbourne Fringe Festival, a fellow of GIA, the Institute of Chartered Secretaries (CIS), the Australian Institute of Company Directors (AICD) and former Non-Executive Director of iCar Asia Limited. Mr Licciardo is currently a Non-Executive Director of ASX listed Frontier Digital Ventures Limited and Mobilicom Limited as well as several other public and private companies.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

Kate Goland

(Joint Company Secretary)

Kate Goland, (CPA, GIA (Cert)) was appointed as Joint Company Secretary on 19 March 2018 until 11 September 2019. Kate works with Mertons Corporate Services and is an experienced accounting and company secretarial professional. She has demonstrated expertise in supporting clients in meeting their corporate obligations and ASIC compliance requirements. She joined Mertons from BDO where she assisted clients within the company secretarial division. Kate is a current Company Secretary of various public and private companies. She has a strong understanding of corporate compliance matters.

Tamara Barr

(Joint Company Secretary)

Tamara Barr, (GIA (Cert)) was appointed as Joint Company Secretary on 11 September 2019. Tamara Barr has extensive experience as a Company Secretary, working predominantly within the financial services sector for both Australian ASX listed companies and UK unlisted companies. Her experience includes leading a team of company secretaries for a prominent Lloyd’s of London insurance company, Assistant Company Secretary for Australia’s largest listed investment company (Australian Foundation Investment Company), and its sister companies, and providing company secretarial services to corporate finance clients. As a corporate governance professional, she has solid experience in due diligence, corporate finance administration, market research, investor relations and restructuring (procedure and process development). Tamara is currently a Corporate Governance Advisor and Company Secretary to various public and private companies.

Interests in the Shares and Options of the Company

As at the date of this report, the interests of the Directors in the shares and options of the Company were:

	Number of Ordinary Shares	Number of Options over Ordinary Shares
L Panaccio	1,993,588	—
J Curnock Cook [1]	—	—
M Perry [1]	61,654	50,000,000 RSUs
	—	15,000,000 Options
L Drapeau	33,938	—
D McDonald	1,589,405	—
S Crowe	298,301	—

1

69,247,669 shares held in the name of One Funds Management Limited <Asia Pac Health Fund II A/C>, and 81,083,334 shares held in the name of Phillip Asset Management Limited <Bioscience MTF1 A/C> at 30 June 2019 are managed and beneficially owned by BioScience Managers Pty Ltd of which Mr Curnock Cook is an officer and Mr Perry is a Director.

EARNINGS PER SHARE

Earnings per share for the current year was a loss of A$2.78 cents per share compared to a loss of A$1.77 cents per share for the previous period. Weighted average number of ordinary shares on issue used in the calculation of basic loss and diluted loss per share is 1,266,654,166.

DIVIDENDS

Since the end of the previous financial period, no amount has been paid or declared by the Company by way of dividend.

EMPLOYEES

The number of full-time employees of the economic entity at 30 June 2019 was 87 (30 June 2018: 55).

PRINCIPAL ACTIVITIES

The principal activities during the year of entities within the consolidated entity focused on the Company’s RECELL System. The first medical device based on the RES technology, the RECELL System, was approved for sale in the U.S. for the treatment of acute thermal burns by the Food and Drug Administration (FDA) in September 2018. The Company initiated its U.S. national market launch of the RECELL System in January 2019, although it did commence commercial shipments in the U.S. during the half-year ended 31 December 2018 in response to pre-launch demand from burn centres.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

OPERATING AND FINANCIAL REVIEW

Company Overview

Avita Medical Limited and its subsidiaries are a regenerative medicine company with a technology platform positioned to address unmet medical needs in burn injuries, trauma injuries, chronic wounds, and dermatological and aesthetics indications. The Company’s patented and proprietary platform technology provides innovative treatment solutions derived from the regenerative properties of a patient’s own skin. The medical devices work by preparing Spray-On Skin™ Cells, an autologous cellular suspension comprised of the patient’s skin cells necessary to regenerate natural healthy epidermis. This autologous suspension is sprayed onto the areas of the patient requiring treatment.

The Company’s first U.S. product, the RECELL System, was approved by the U.S. Food and Drug Administration (FDA) in September 2018 for the treatment of acute thermal burn injuries in patients 18 years and older. The RECELL System is used to prepare Spray-On Skin Cells using a small amount of a patient’s own skin, providing a new way to treat severe burns that significantly reduces the amount of donor skin required. The RECELL System is designed to be used at the point of care alone or in combination with split-thickness skin autografts depending on the depth of the burn injury. Compelling data from prospective, randomized, controlled clinical trials conducted at major U.S. burn centres and real-world use globally, demonstrate that the RECELL System is a significant advancement over the current standard of care for burn patients and offers benefits in clinical outcomes and cost savings.

The RECELL System is Therapeutic Goods Administration (TGA)-registered in Australia and China Food and Drug Administration (CFDA)-cleared in China for use in the treatment of burns, acute wounds, scars and vitiligo. In Europe, the RECELL System received CE-mark approval for the treatment of burns, chronic wounds, scars and vitiligo.

Operating Results for the Year

Sale of goods of the RECELL System totalled A$7,705,398 for the year ended 30 June 2019, an increase of A$6,506,537 or 543% over the A$1,198,861 recognised during fiscal 2018. Most of the current fiscal year increase in sales occurred in the U.S. as a result of the September 2018 FDA approval and commencement of the U.S. national market launch of the RECELL System in January 2019. U.S. sales during the fiscal year ended 30 June 2019 totalled A$6,214,660 compared to zero in the prior fiscal year. Gross margin for the fiscal year ended 30 June 2019 was 78% compared to 57% for the same period in 2018, and management expects gross margins to further increase as sales ramp up within the U.S.

Other income totalled A$8,715,847 for the year ended 30 June 2019, a decrease of A$1,456,851 or 14% over the A$10,172,698 recognised during fiscal 2018. As in prior periods, most of the other income consisted of funding from the Biomedical Advanced Research and Development Authority (BARDA), under the Assistant Secretary for Preparedness and Response, within the U.S. Department of Health and Human Services, under ongoing USG Contract No. HHSO100201500028C. Under the BARDA contract, income of A$8,259,152 was recognised during the year ended 30 June 2019 compared to income of A$10,104,081 for fiscal 2018. The decrease was the result of wind-down of certain activities associated with supporting the U.S. FDA approval of the RECELL System as well as the compassionate use and continued access programs.

Operations for the first half of the fiscal year ended 30 June 2019 were focused primarily on preparation for the January 2019 U.S. market launch of the RECELL System. Sales and marketing expenses for the year ended 30 June 2019 totalled A$17,576,754, an increase of A$8,640,313 or 97% over the A$8,936,441 recognised during fiscal 2018. This increase was primarily attributed to the recruitment, hiring and training of a U.S. sales force and the associated product launch sales and marketing materials and activities. Product development expenses for fiscal 2019 totalled A$14,361,995 an increase of A$1,755,868 or 14% over the A$12,606,127 recognised during fiscal 2018. Corporate and administrative expenses totalled A$15,398,177 for the year ended 30 June 2019, an increase of A$10,037,624 or 187% over the A$5,360,553 recognised during fiscal 2018. As the result of investments in commercial, manufacturing, and system capabilities for the U.S. market launch of the RECELL System and related initiatives, operating costs for the year ended 30 June 2019 totalled A$50,063,512, a A$21,298,648 or 74% increase over the A$28,764,864 incurred during fiscal 2018 and were in line with management expectations.

Net comprehensive loss after tax for the fiscal year ended 30 June 2019 was A$33,377,005, an increase of A$17,421,129 or 109% over A$15,955,876 recognised during fiscal 2018. The increase in net comprehensive loss was driven by the higher operating costs described above, partially offset by the higher sale of goods during the fiscal year. As a result of the U.S. national launch of the RECELL System in January 2019, and the expansion of research and development, operating expenses will increase in future periods. These expenses are expected to be partially offset by increased commercial sales of goods as well as income under the BARDA contract.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

Review of Financial Condition

Capital Structure

During the year ended 30 June 2019, the Company completed a series of equity transactions. The Company issued 65 million shares at a price of $0.050 per share and received gross proceeds of A$3,250,000 on 26 July 2018. The Company completed the first tranche of an institutional placement in which it issued 310,047,015 fully paid ordinary shares at a price of A$0.080 per share raising gross proceeds of A$24,803,761 on 4 December 2018. The institutional placement included a second tranche in which it issued 189,952,985 shares at a price of A$0.080 per share and received gross proceeds of A$15,196,239. In addition, on 11 January 2019, the Company completed a Share Purchase Plan under which it issued 22,061,250 shares of stock at a price of A$0.080 per share and received gross proceeds of A$1,764,900.

Cash from Operations

Net cash outflows used in operations in the current year were A$27,485,659, an increase of A$11,113,635 or 68% compared to the A$16,372,024 used in operations in fiscal 2018, due to investments in commercial, manufacturing and system capabilities for the U.S. market launch and other related initiatives.

Risk Management

The Board is responsible for overseeing the establishment and implementation of an effective risk management system and reviewing and monitoring the Company’s application of that system. Implementation of the risk management system and day-to-day management of risk is the responsibility of the CEO, with the assistance of senior management as required. The CEO is responsible for reporting directly to the Board on all matters associated with risk management.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The Company’s Chief Financial Officer, Dale Sander resigned on 15 May 2019 and Timothy Rooney was appointed as interim Chief Financial Officer. Otherwise, there have been no significant changes in the state of affairs during the fiscal 2019 financial year.

SIGNIFICANT EVENTS AFTER THE REPORTING DATE

From the end of the reporting period to the date of this report, no matter or circumstance has arisen which has significantly affected, or may significantly affect, the operations of the Company, the results of those operations or the state of affairs of the Company.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The primary focus of the Company during fiscal 2020 is to increase the U.S. revenues of the RECELL System and the continuous expansion of the clinical development of the RECELL system into additional applications beyond the treatment of burns.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The principal activities of the Company are not subject to any particular or significant environmental regulations.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

SHARE OPTIONS

Unissued Shares

As at the reporting date, there were 111,523,332 unissued ordinary shares under options represented by:

16,160,415 exercisable at A$0.085 expiring 18 May 2027 issued to employees on 18 May 2017.

1,072,916 exercisable at A$0.082 expiring 26 May 2027 issued to an employee on 26 May 2017.

1,038,333 exercisable at A$0.080 expiring 27 June 2027 issued to employees on 27 June 2017.

4,000,000 exercisable at A$0.063 expiring 6 September 2027 issued to an employee on 6 September 2017.

9,000,000 exercisable at A$0.057 expiring 16 April 2028 issued to employees on 16 April 2018.

3,000,000 exercisable at A$0.057 expiring 18 April 2028 issued to employees on 18 April 2018.

2,000,000 exercisable at A$0.056 expiring 12 June 2028 issued to an employee on 12 June 2018.

700,000 exercisable at A$0.057 expiring 14 June 2028 issued to employees on 14 June 2018.

3,000,000 exercisable at A$0.059 expiring 25 June 2028 issued to an employee on 25 June 2018.

14,430,000 exercisable at A$0.089 expiring 1 November 2028 issued to employees on 1 November 2018.

18,881,250 exercisable at A$0.082 expiring 30 November 2028 issued to employees on 30 November 2018.

15,000,000 exercisable at A$0.082 expiring 30 November 2028 issued to an employee on 30 November 2018.

1,080,000 exercisable at A$0.082 expiring 2 January 2029 issued to employees on 2 January 2019.

360,000 exercisable at A$0.082 expiring 30 November 2028 issued to employees on 30 November 2018.

4,910,000 exercisable at A$0.082 expiring 2 January 2029 issued to employees on 2 January 2019.

380,000 exercisable at A$0.089 expiring 2 January 2029 issued to employees on 2 January 2019.

6,866,250 exercisable at A$0.30 expiring 1 April 2029 issued to employees on 1 April 2019.

9,644,168 exercisable at A$0.42 expiring 28 June 2029 issued to employees on 28 June 2019.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company or any related corporate body.

Shares Issued as a Result of the Exercise of Options

During the financial year and up to the date of this report, 6,860,000 options were exercised to acquire fully paid ordinary shares in the Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company has paid premiums in respect of Directors’ and Officers’ Liability Insurance and Company Reimbursement policies that cover all directors and officers of the Company to the extent permitted by law. The policy conditions preclude the Company from any detailed disclosures.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (audited)

This Remuneration Report outlines the Director and Executive remuneration arrangements of the Company in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this report, Key Management Personnel (KMP) of the Company are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company, directly or indirectly, including any Director (whether Executive or otherwise) of the parent company.

For the purposes of this report, the term ‘executive’ encompasses the Chief Executive and Senior Executives of the Company and the Company.

Details of Key Management Personnel

(i) Directors

Lou Panaccio	Non-Executive Chairman
Dr Michael Perry	Director (Executive)
Jeremy Curnock Cook	Director (Non-Executive)
Louis Drapeau	Director (Non-Executive)
Damien McDonald	Director (Non-Executive)
Suzanne Crowe	Director (Non-Executive)

(ii) Executives

Dr Michael Perry	Chief Executive Officer
Timothy Rooney	Chief Administrative Officer and Interim Chief Financial Officer
Erin Liberto	Chief Commercial Officer
Andrew Quick	Chief Technology Officer
Donna Shiroma	General Counsel

During the year ended 30 June 2019 Andrew Quick was promoted from Senior Vice President Clinical Development to Chief Technology Officer. Dale Sander was appointed Chief Financial Officer effective 5 December 2017, and he served in that position until his resignation on 15 May 2019. On December 5, 2017, the Company also appointed Timothy Rooney as Chief Administrative Officer, and effective May 15, 2019, Mr. Rooney was also appointed as interim Chief Financial Officer.

There were no other changes of Key Management Personnel after the reporting date and before the date the financial report was authorised for issue.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

In prior years we identified several key areas for additional emphasis which has resulted in a review of remuneration practices, policies and plans associated with KMP remuneration. To develop an appropriate foundation for future practices the Remuneration Committee has a formal Remuneration Governance Framework which, at the core, consists of:

•	A revised Remuneration & Nomination Committee Charter which now mandates the development and maintenance of other Remuneration Governance Framework elements;

•	A Senior Executive Remuneration Policy;

•	A Short-Term Incentive (STI) Policy & Procedure document; and

•	A Long-Term Incentive (LTI) Policy & Procedure document.

Remuneration Committee

The Remuneration Committee of the Board of Directors of the Company is responsible for determining and reviewing remuneration arrangements for the Board and Executives.

The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration of Executives on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high-quality Board and executive team.

Use of Remuneration Consultants

The company did not make use of any external remuneration consultants during the financial year.

Voting and comments made at the company’s 2018 Annual General Meeting (“AGM”)

At the 2018 AGM, 93.69% of the votes received supported the adoption of remuneration report for the year ended 30 June 2018. The company did not receive any specific feedback at the AGM regarding its remuneration practices.

Company Performance and Links between Performance and Reward

The following table outlines those measures of performance which are required to be displayed to shareholders under the Corporations Act. However, at this stage in the Company’s evolution, the Board does not believe this perspective is particularly useful to shareholders. Therefore, a discussion of Company performance during fiscal year 2019 follows and should be considered in conjunction with the Operating and Financial review outlined on Page 6 of this report:

Financial Year	Sales Revenue		EBITDA		EBIT		Net Loss after Tax		Loss per Share (cents)		Share Price
2019	A$	7,705,398	A$	(34,962,088)	A$	(35,340,090)	A$	(35,160,227)	A$	(2.78)	A$	0.420
2018		1,198,861		(17,761,405)		(17,904,951)		(16,519,155)		(1.77)		0.069
2017		901,376		(12,419,558)		(12,559,261)		(11,511,024)		(1.72)		0.069
2016		1,002,007		(11,160,119)		(11,243,843)		(7,778,015)		(1.56)		0.082
2015		985,647		(8,457,496)		(8,520,120)		(7,107,497)		(2.01)		0.064

There have not been any dividends paid during the period noted in the above table.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Remuneration Framework, Philosophy and Policies

The performance of the Company depends upon the quality of its Directors and Executives. To prosper, the Company must attract, motivate and retain highly skilled Directors and Executives.

To this end, the Company embodies the following principles in its remuneration framework:

•	Provide competitive rewards to attract and retain high calibre Executives;

•	Acceptability to shareholders through transparency and engagement, and ensuring that remuneration frameworks and practices are appropriate to the circumstances of the Company as it evolves;

•	Performance linkage to and alignment with Executive compensation; and

•	Establish appropriate, demanding performance hurdles as a prerequisite to payment of variable Executive remuneration.

The main focus of executives and of performance assessment for Fiscal 2018 was related to the U.S. PMA application for the RECELL System, related activities required to support FDA approval, and preparation for the planned market launch of the RECELL System in the U.S. For 2019, the primary focus will be the continued adoption of the RECELL System in the U.S. and advancement of the Company’s pipeline. Incentives are intended to be linked to shareholder value via product adoption, market penetration, and total shareholder return (TSR).

Non-Executive Director Remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Policy

The amount of aggregate remuneration sought to be approved by shareholders and the fee structure is to be commercially acceptable, competitive and subject to an annual review. The Board considers advice from external consultants as well as the fees paid to Non-Executive Directors of comparable companies when undertaking the annual review process.

Structure

In accordance with best practice corporate governance, the structure of Non-Executive Director and Senior Management remuneration is separate and distinct. The Constitution and the ASX Listing Rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a general meeting. The latest determination was at the Annual General Meeting held on 29 November 2005 when shareholders approved an aggregate remuneration of A$450,000 per year in respect of fees payable to Non-Executive Directors. Please refer to Table 2 of this report for the allocation of Directors’ fees.

Each Director receives a fee for being a Director of the Company and includes attendance and participation at Board and committee meetings. The Non-Executive Directors do not participate in any incentive programs.

The remuneration of Non-Executive Directors for the year ended 30 June 2019 is detailed in Table 2 of this report.

Executive Remuneration (including Executive Directors)

Objective

The Company aims to reward Executives with a level and mix of remuneration commensurate with their position and responsibilities within the Company to:

•	Reward Executives for Company and individual performance against targets set by reference to appropriate benchmarks as well as to specific short- and long-term goals of the Company;

•	Align the interests of Executives with those of shareholders; and

•	Ensure total remuneration is competitive by market standards.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Policy

As disclosed in our Remuneration Committee Charter available on our website, the company’s broad framework is noted below:

The Committee is to ensure that:

•

Executive remuneration packages may involve a balance between fixed and incentive pay, reflecting short and/or long-term performance objectives appropriate to the Company’s circumstances and objectives;

•	A proportion of executives’ remuneration is structured in a manner designed to link reward to corporate and individual performances; and

•	Recommendations are made to the Board with respect to the quantum of bonuses to be paid to executives.

To the extent that the Company adopts a different remuneration structure for its Non-Executive Directors, the Committee shall document its reasons for the purpose of disclosure to stakeholders.

Structure

The Remuneration Committee determines the level and make-up of the Chief Executive remuneration. The Committee takes advice from the Chief Executive and when necessary receives input from independent market remuneration advisers to set and approve all other executive remuneration. To assist in achieving the Company’s objectives, the Remuneration Committee links the nature and number of officers’ emoluments to the Company’s performance.

Remuneration may consist of the following key elements:

•	Fixed Remuneration

•	Variable Remuneration

•	Short-Term Incentive (STI) and/or

•	Long-Term Incentive (LTI)

The proportion of fixed remuneration and variable remuneration (potential short term and long-term incentives) is established for each Executive by the Remuneration Committee annually. Table 2 details the fixed and variable components for the Executives of the Company.

Fixed Remuneration

Objective

The level of fixed remuneration is set to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Structure

Fixed remuneration is reviewed annually by the Remuneration Committee and the process consists of a review of company-wide and individual performance and relevant comparative remuneration in the market.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Variable Remuneration – Short-Term Incentive (STI)

Objective

The objective of variable remuneration is to link the achievement of the Company’s operational targets with the remuneration received by the Executives charged with meeting those targets. The Company’s operational targets are set by the remuneration committee and the targets are based upon financial and non-financial measures. In the current financial year STI objectives consisted mainly of non-financial measures, primarily based around FDA approval and company readiness of commercialization. The target range is between 25-75% of base salary for the key management personnel. The Company’s STI objectives are designed to:

•	Motivate Senior Executives to achieve the short-term annual objectives linked to Company success and shareholder value creation;

•	Create a strong link between performance and reward;

•	Share company success with the Senior Executives that contribute to it; and

•	Create a component of the employment cost that is responsive to short to medium term changes in the circumstances of the Company.

All key objectives were assessed by the remuneration committee as being fully met. All key management personnel achieved 100% of the maximum bonus available to them under the STI plan and were paid in the current year.

Structure

Variable remuneration is reviewed annually by the Remuneration Committee and the process consists of a review of company-wide and individual performance and relevant comparative remuneration in the market.

Variable Remuneration – Long-Term Incentive (LTI)

Objective

The objective of the LTI plan is to reward Executives in a manner that aligns remuneration with the creation of shareholder value and to create an element of remuneration that supports the executive team working together to achieve this outcome over the long term. The LTI plan is also a key component of the Company’s retention strategy.

Structure

The Company has two separate LTI plans that it can use as part of incentivizing senior executives and staff for achieving targeted Key Performance Indicators (KPI’s) including financial and non-financial targets, corporate metrics and individual measures of performance. At the 2014 AGM, shareholders approved a Performance Rights Plan. At the General Meeting of shareholders on 24 August 2015, shareholders approved a share option plan for senior executives.

LTI for 2019 financial year

In addition to the aforementioned CEO Long Term Incentive Plan (Table 2, Operating and Financial Review), 82,391,668 share options were granted during fiscal 2019.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Remuneration of Key Management Personnel

Table 1: Employment Contracts

The following table outlines the specified terms of the relevant employment contracts for the Key Management Personnel of the Company:

Role	Incumbent	Contract duration	Period of notice	Termination payments provided for by contract
Chief Executive Officer (CEO and Executive Director)	Dr Michael Perry	Open ended contract	12-month notice period	12 months

Chief Administrative Officer (CAO) and Interim Chief Financial Officer (CFO)	Mr Timothy Rooney	Open ended contract	12-month notice period	12 months

Chief Commercial Officer (CCO)	Ms Erin Liberto	Open ended contract	6-month notice period	6 months

Chief Technology Officer (CTO)	Mr Andrew Quick	Open ended contract	3-month notice period	Payment in lieu of notice only, no other benefits specified

General Counsel (GC)	Ms Donna Shiroma	Open ended contract	3-month notice period	Payment in lieu of notice only, no other benefits specified

Non-Executive Chairman	Mr Lou Panaccio	Open ended contract	Nil notice period-subject to Avita constitution	Payment in lieu of notice only, no other benefits specified

All other non-executive directors	Mr Jeremy Curnock Cook	Open ended contract	Nil notice period-subject to Avita constitution	Payment in lieu of notice only, no other benefits specified

	Mr Louis Drapeau	Open ended contract	Nil notice period-subject to Avita constitution	Payment in lieu of notice only, no other benefits specified

	Mr Damien McDonald	Open ended contract	Nil notice period-subject to Avita constitution	Payment in lieu of notice only, no other benefits specified

	Professor Suzanne Crowe	Open ended contract	Nil notice period-subject to Avita constitution	Payment in lieu of notice only, no other benefits specified

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Remuneration of Key Management Personnel

Table 2: Remuneration for the year ended 30 June 2019

	Short-term Benefits								Post- employment Benefits		Equity-settled Share- based Payments						Proportion of Element of Remuneration Related to Performance (Other than Options Issued –Note 2)		Proportion of Elements of Remuneration Not Related to Performance (Note 3)
	Salary, fees and leave		Profit share & bonuses (Note 1)		Non-monetary benefits		Other benefits		Pension and superannuation		Shares/ Units		Options/ Rights		Total		Non-salary Cash-based Incentives	Shares/ Units
Non-Executive Directors
L Panaccio – Non-Executive Chairman	A$	58,758	A$	—	A$	—	A$	—	A$	7,481	A$	19,992	A$	—	A$	86,231	0%	0%	100%
J Curnock Cook		61,040		—		—		—		—		—		—		61,040	0%	0%	100%
L Drapeau		60,811		—		—		—		—		—		—		60,811	0%	0%	100%
D McDonald		—		—		—		—		—		61,128		—		61,128	0%	0%	100%
S Crowe		45,989		—		—		—		5,296		9,755		—		61,040	0%	0%	100%

Sub-total Non-Executive Directors		226,598		—		—		—		12,777		90,875		—		330,250

Other Key Management Personnel & Executives
M Perry – CEO	A$	663,926	A$	515,159	A$	27,608	A$	—	A$	43,148	A$	536,679	A$	598,357	A$	2,384,877	22%	27%	31%
T Rooney – CAO and Interim CFO		441,683		147,893		16,550		—		23,106		—		136,647		765,879	19%	0%	63%
D Sander – CFO (resigned 15 May 2019)		379,908		246,299		31,660		270,450		23,193		—		80,727		1,032,237	24%	0%	68%
E Liberto – CCO		398,353		147,893		41,897		—		22,530		—		207,097		817,770	18%	0%	57%
A Quick – CTO		403,853		119,723		36,807		—		23,592		—		181,914		765,889	16%	0%	61%
D Shiroma – GC		419,319		117,519		13,632		—		27,075		—		230,284		807,829	15%	0%	52%

Sub-total executive KMP & Executives		2,707,042		1,294,486		168,154		270,450		162,644		536,679		1,435,026		6,574,481

Totals	A$	2,933,640	A$	1,294,486	A$	168,154	A$	270,450	A$	175,421	A$	627,554	A$	1,435,026	A$	6,904,731

Note	1	Profit share and bonuses are based upon the achievement of corporate goals, which are approved by the Board of Directors.
Note	2	Non-salary cash-based incentives % is equal to profit share and bonuses divided by total compensation. Shares or units % is equal to shares or units divided by total compensation.
Note	3	The percentage disclosed does not include the value of options expensed during the year or pension and superannuation benefits paid per the requirements of Corporations Act 2001. Thus, the sum of the percentages for compensation related to performance and compensation not related to performance disclosed for certain individuals may be less than 100%. Proportion of elements of remuneration not related to performance is equal to the sum of salary, fees and leave, non-monetary benefits, pension and superannuation and other compensation, divided by total compensation. As an example, for Dr. Michael Perry, this calculation would be as follows: (A$663,926+A$27,608+A$43,148) / A$2,384,877 = 31%.

On the 30 November 2018, the shareholders of the Company approved, and Dr. Perry was issued 15,000,000 options to purchase ordinary shares at an exercise price of A$0.082 expiring on 30 November 2028 based on the following milestones:

1.	Tenure – a total of 3,333,333 options issued but to vest over the two-year period commencing June 1,2019;

2.

Company Share Price – a total of 5,000,001 options issued but to vest in three equal tranches subject to the Volume Weighted Average Price (VWAP) of Company share price (as at close of trade on the ASX on relevant date) achieving multiples of 2x, 3x and 4x the Company’s share price at the time of shareholder approval; and

3.	Milestone performance – a total of 2,500,000 options issued, but to vest upon the achievement of initial BARDA procurement under CLIN2 of the BARDA Contract.

4.	Vested Due to Milestone Achievement – A total of 4,166,666 options, fully vested due to prior achievement of a milestone related to FDA approval of RECELL for burns.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Remuneration paid as a cash bonus is determined by % of the employee’s annual salary, linked to individual performance through achievement of KPI’s.

Table 2: Remuneration for the year ended 30 June 2018

	Short-term Benefits						Post- employment Benefits		Equity-settled Share- based Payments						Proportion of Element of Remuneration Related to Performance (Other than Options Issued – Note 2)		Proportion of Element of Remuneration Not Related to Performance (Note 3)
	Salary, fees and leave		Profit share & bonuses (Note 1)		Non-monetary benefits		Pension and superannuation		Shares/ Units		Options/ Rights		Total		Non-salary Cash-based Incentives	Shares/ Units
Non-Executive Directors
L Panaccio – Non-Executive Chairman	A$	58,758	A$	—	A$	—	A$	7,481	A$	19,992	A$	—	A$	86,231	0%	0%	100%
J Curnock Cook		61,040		—		—		—		—		—		61,040	0%	0%	100%
L Drapeau		56,213		—		—		—		—		—		56,213	0%	0%	100%
D McDonald		—		—		—		—		56,549		—		56,549	0%	0%	100%
S Crowe		45,989		—		—		5,296		9,755		—		61,040	0%	0%	100%

Sub-total Non-Executive Directors		222,000		—		—		12,777		86,296		—		321,073

Other Key Management Personnel & Executives
M Perry – CEO		662,022		327,337		73,271		—		701,408		—		1,764,038	19%	40%	42%
A Kelliher – CEO (resigned 1 June 2017)		372,149		87,860		24,004		15,905		—		—		499,918	18%	0%	82%
D Sander – CFO		236,156		63,395		40,900		8,226		—		89,384		438,061	14%	0%	65%
T Rooney – CAO		406,791		97,143		41,670		20,808		—		367,384		933,796	10%	0%	50%
T Barring – COO (resigned 16 June 2017)		—		—		—		—		—		34,474		34,474	0%	0%	0%
E Liberto – CCO		311,938		226,601		63,066		12,891		—		123,231		737,727	31%	0%	53%
A Quick – SVP, Clinical Development		341,138		67,888		52,802		19,905		—		194,191		675,924	10%	0%	61%
G Chiappini – Company Secretary (resigned March 2018)		52,010		—		—		—		—		—		52,010	0%	0%	100%

Sub-total executive KMP & Executives		2,382,204		870,224		295,713		77,735		701,408		808,664		5,135,948

Totals	A$	2,604,204	A$	870,224	A$	295,713	A$	90,512	A$	787,704	A$	808,664	A$	5,457,021

Note	1	Profit share and bonuses are based upon the achievement of corporate goals, which are approved by the Board of Directors.
Note	2	Non-salary cash-based incentives % is equal to profit share and bonuses divided by total compensation. Shares or units % is equal to shares or units divided by total compensation.
Note	3	The percentage disclosed does not include the value of options expensed during the year or pension and superannuation benefits paid per the requirements of Corporations Act 2001. Thus, the sum of the percentages for compensation related to performance and compensation not related to performance disclosed for certain individuals may be less than 100%. Proportion of elements of remuneration not related to performance is equal to the sum of salary, fees and leave, non-monetary benefits, pension and superannuation and other compensation, divided by total compensation. As an example, for Dr. Michael Perry, this calculation would be as follows: (A$662,022+A$73,271+A$0) / A$1,764,038 = 42%.

On the 30 November 2017, 50,000,000 Restrictive Stock Units, issued as part of an LTI, each equal to one ordinary share, were issued to Dr. Michael Perry based on the following milestones:

1.	Tenure – a total of 16,666,666 LTIs issued but to vest over the three-year period commencing July 1,2017;

2.

Company Share Price – a total of 16,666,666 LTIs issued but to vest in three equal tranches subject to the Volume Weighted Average Price (VWAP) of Company share price (as at close of trade on the ASX on relevant date) achieving multiples of 2x, 3x and 4x the Company’s share price at the time of shareholder approval; and

3.	Milestone performance – a total of 16,666,668 LTIs issued, but to vest in two equal tranches with one tranche to vest upon the achievement of the following milestones:

a.	FDA PMA approval of RECELL for burns

b.	Initial BARDA procurement under CLIN2 of the BARDA Contract

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Table 3: Compensation of Key Management Personnel

	2019		2018
Short-term employee benefits	A$	4,396,280	A$	3,770,141
Post-employment employee benefits		445,871		90,512
Share-based payment		2,062,580		1,596,368

Total compensation	A$	6,904,731	A$	5,457,021

Table 4: Option holdings of Key Management Personnel

30 June 2018	Balance at														Unvested	Unvested
	1 July 2018		Grant Details	Value		Exercised			Cancelled	Lapsed	Balance at	Vested		Total at	Balance at	Total at
	No.	Issued Date	No.	(Note1)		No.	Value		No.	No.	30 June 2019	Exercisable	Unexercisable	30 June 2019	30 June 2019	30 June 2019
M Perry	—	30 November 2018	15,000,000	A$	812,500	—	A$	—	—	—	15,000,000	10,833,333	—	10,833,333	4,166,667	4,166,667

T Rooney	7,800,000	—	—		—	1,750,000		131,950	—	—	6,050,000	4,330,000	—	4,330,000	1,720,000
		1 November 2018	500,000		32,839	—		—	—	—	500,000	—	—	—	500,000
		30 November 2018	3,420,000		196,822	—		—	—	—	3,420,000	—	—	—	3,420,000
		30 November 2018	360,000		84,816	—		—	—	—	360,000	—	—	—	360,000	6,000,000
A Quick	4,518,750	—	—		—	—		—	—	—	4,518,750	3,211,250	—	3,211,250	1,307,500
		1 November 2018	500,000		32,839	—		—	—	—	500,000	—	—	—	500,000
		30 November 2018	3,021,250		173,873	—		—	—	—	3,021,250	—	—	—	3,021,250
		1 April 2019	4,040,000		759,722	—		—	—	—	4,040,000	—	—	—	4,040,000	8,868,750
T Barring	1,110,000	—	—		—	1,110,000		34,474	—	—	—	—	—	—	—	—
E Liberto	4,000,000	—	—		—	—		—	—	—	4,000,000	2,300,000	—	2,300,000	1,700,000
		1 November 2018	2,110,000		138,574	—		—	—	—	2,110,000	—	—	—	2,110,000
		30 November 2018	5,970,000		343,574	—		—	—	—	5,970,000	—	—	—	5,970,000	9,780,000
D Sander	4,000,000	—	—		—	4,000,000		199,200	—	—	—	—	—	—	—	—
D Shiroma	3,000,000	—	—		—	—		—	—	—	3,000,000	1,520,000	—	1,520,000	1,480,000
		1 November 2018	2,610,000		171,412	—		—	—	—	2,610,000	—	—	—	2,610,000
		30 November 2018	6,470,000		372,349	—		—	—	—	6,470,000	—	—	—	6,470,000	10,560,000

	24,428,750		44,001,250	A$	3,119,320	6,860,000	A$	365,624	—	—	61,570,000	22,194,583	—	22,194,583	39,375,417	39,375,417

Note	1	The fair value of options granted as remuneration and as shown in the above table has been determined in accordance with Australian Accounting Standards and will be recognised as an expense over the relevant vesting period to the extent that conditions necessary for vesting are satisfied.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Table 4: Option holdings of Key Management Personnel (continued)

The options issued in the period have vesting criteria based on the following performance conditions:

•	Tenure with the Company

•	Revenue target

•	FDA PMA approval of RECELL for burns

•	Initial BARDA procurement under CLIN2 of the BARDA Contract

•	US Quotation

	Balance at 1 July 2017		Grant Details	Value		Exercised			Cancelled	Lapsed	Balance at		Vested	Total at	Unvested Total at
30 June 2018	No.	Issued Date	No.	(Note1)		No.	Value		No.	No.	30 June 2018	Exercisable	Unexercisable	30 June 2018	30 June 2018
T Rooney	7,800,000	—	—	A$	—	—	A$	—	—	—	7,800,000	4,360,000	—	4,360,000	3,440,000
A Quick	4,518,750	—	—		—	—		—	—	—	4,518,750	2,903,750	—	2,903,750	1,615,000
T Barring	—	1 July 2017	1,110,000		34,474	—		—	—	—	1,110,000	—	—	—	1,110,000
E Liberto	—	6 September 2017	4,000,000		123,231	—		—	—	—	4,000,000	—	—	—	4,000,000
D Sander	—	3 January 2018	4,000,000		89,384	—		—	—	—	4,000,000	—	—	—	4,000,000

	12,318,750		9,110,000	A$	247,089	—	A$	—	—	—	21,428,750	7,263,750	—	7,263,750	14,165,000

Note	1	The fair value of options granted as remuneration and as shown in the above table has been determined in accordance with Australian Accounting Standards and will be recognised as an expense over the relevant vesting period to the extent that conditions necessary for vesting are satisfied.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Other Equity-related KMP Transactions

There have been no other transactions involving equity instruments apart from those described in the tables above relating to options and shareholdings.

Other Transactions with KMP and/or their Related Parties

There were no other transactions conducted between the Company and KMP or their parties, apart from those disclosed above relating to equity and compensation, that was conducted other than in accordance with normal employees, customer or supplier relationships on terms no more favourable than those reasonably expected under arm’s length dealings with unrelated persons.

END OF REMUNERATION REPORT

GLOSSARY

The table below assembles the various acronyms in use throughout this report.

BARDA	Biomedical Advanced Research and Development Authority

EMEA	Europe, Middle East and Africa

APAC	Asia and Pacific

PMA	Pre-Market Application

FDA	United States Food and Drug Administration

LTI	Long Term Incentives

STI	Short Term Incentives

RES	Regenerative Epidermal Suspension

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

DIRECTORS’ MEETINGS

The number of meetings of Directors (including meetings of Committees of Directors) held during the year and the number of meetings attended by each Director is as follows:

		Meetings of Committees
	Directors	Remuneration	Audit
Number of meetings held:	6	11	2
Number of meetings attended:
Lou Panaccio	6	10	2
Jeremy Curnock Cook	6	8	N/A
Michael Perry	6	4	2
Louis Drapeau	6	10	2
Damien McDonald	5	N/A	1
Suzanne Crowe	6	11	N/A

Compliance matters are dealt with under a standing agenda at regular Board meetings.

Committee Membership

As at the date of this report, the Company had an Audit Committee and a Remuneration Committee, however on an ‘as required’ basis, formally constitutes a Nominations Committee dealing with appointment of Executives and Directors.

Members acting on these committees of the Board at the date of this report are:

Audit	Remuneration

Louis Drapeau (c)	Suzanne Crowe (c)

Lou Panaccio	Louis Drapeau

Damien McDonald	Jeremy Curnock Cook

Notes

(c)	Designates the Chairman of each Committee

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The Directors have obtained an independence declaration from our auditors, Grant Thornton Audit Pty Ltd, as presented on the following page of this report.

NON-AUDIT SERVICES

The Board of Directors, in accordance with advice from the Audit Committee, is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the services did not compromise the external auditor’s independence for the following reasons:

•	All non-audit services are reviewed and approved by the Audit Committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and

•

The nature of the services provided does not compromise the general principles relating to auditor independence in accordance with APES 110: Code of Ethics for Professional Accountants set by the Accounting Professional and Ethical Standards Board.

Signed in accordance with a resolution of the Directors.

Michael Perry

Chief Executive Officer

Dated: 9 October 2019

Valencia, California, United States

Central Park, Level 43 152-158 St Georges Terrace
Perth WA 6000
Correspondence to:
PO Box 7757
Cloisters Square
Perth WA 6850

T +61 8 9480 2000
F +61 8 9480 2050
E info.wa@au.gt.com
W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Avita Medical Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Avita Medical Limited for the year ended 30 June 2019, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

Grant Thornton Audit Pty Ltd

Chartered Accountants

M R Leivesley

Partner – Audit & Assurance

Sydney, 9 October 2019

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389	www.grantthornton.com.au

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

AVITA MEDICAL LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2019

	Notes	2019		2018
Continuing operations
Sale of goods	2a	A$	7,705,398	A$	1,198,861
Cost of sales	2e		(1,697,823)		(511,646)

Gross profit			6,007,575		687,215
BARDA income	2b		8,259,152		10,104,081
Other income	2b		456,695		68,617

Total other income			8,715,847		10,172,698
Operating costs
Sales and marketing expenses			(17,576,754)		(8,936,441)
Corporate and administrative expenses			(15,398,177)		(5,360,553)
Product development expenses			(14,361,995)		(12,606,127)
Share based payment expenses	2g		(2,688,817)		(1,835,157)
Finance costs	2c		(37,769)		(26,586)

Total operating costs			(50,063,512)		(28,764,864)

Loss from continuing operations before income tax benefit			(35,340,090)		(17,904,951)
Income tax benefit			179,863		1,385,796

Loss for the period	3		(35,160,227)		(16,519,155)
Other comprehensive income
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation			1,783,222		563,279

Other comprehensive income for the period, net of tax			1,783,222		563,279

Total other comprehensive loss for the period		A$	(33,377,005)	A$	(15,955,876)

Loss for the period attributable to owners of the parent			(35,160,227)		(16,519,155)

Total comprehensive loss attributable to owners of the parent		A$	(33,377,005)	A$	(15,955,876)

Basic loss per share attributable to ordinary equity holders of the parent		A$	(2.78) cents	A$	(1.77) cents
Diluted loss per share attributable to ordinary equity holders of the parent		A$	(2.78) cents	A$	(1.77) cents

The accompanying notes form part of the consolidated financial statements.

AVITA MEDICAL LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2019

	2019		2018
ASSETS
Current Assets
Cash and cash equivalents	A$	28,983,491	A$	14,825,532
Trade and other receivables		2,980,102		5,437,357
Prepayments and other assets		1,557,525		855,716
Inventories		1,057,764		1,155,826

Total Current Assets		34,578,882		22,274,431

Non-Current Assets
Plant and equipment		1,838,515		742,583
Patents-in-progress		320,676		—

Total Non-Current Assets		2,159,191		742,583

TOTAL ASSETS	A$	36,738,073	A$	23,017,014

LIABILITIES
Current Liabilities
Trade and other payables		5,633,562		3,487,582
Provisions		650,359		395,535

Total Current Liabilities		6,283,921		3,883,117

Non-Current liabilities
Contract liability		610,674		—
Finance lease		54,057		134,338

Total Non-Current liabilities		664,731		134,338

TOTAL LIABILITIES	A$	6,948,652	A$	4,017,455

NET ASSETS	A$	29,789,421	A$	18,999,559

EQUITY
Equity attributable to equity holders of the parent:
Contributed equity		204,279,078		162,801,028
Accumulated losses		(183,753,106)		(148,592,879)
Reserves		9,263,449		4,791,410

TOTAL EQUITY	A$	29,789,421	A$	18,999,559

The accompanying notes form part of the consolidated financial statements.

AVITA MEDICAL LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2019

	2019		2018
Cash flows from operating activities
Payments to suppliers and employees	A$	(46,420,306)	A$	(25,681,347)
Interest paid		—		(26,586)
BARDA receipts and other income received		10,056,537		8,206,863
Receipts from customers		5,826,634		1,129,046
R&D tax refund received		2,440,803		—
Contract liability		610,672		—

Net cash flows used in operating activities		(27,485,659)		(16,372,024)

Cash flows from investing activities
Payments for plant and equipment		(1,473,934)		(498,749)
Payments for intellectual property		(320,676)		—

Net cash flows used in investing activities		(1,794,610)		(498,749)

Cash flows from financing activities
Proceeds from issuance of shares and options		45,036,886		29,760,563
Proceeds from exercise of share options		452,809		—
Capital raising expenses		(4,192,519)		(1,825,643)

Net cash flows provided by financing activities		41,297,176		27,934,920

Net increase in cash and cash equivalents		12,016,907		11,064,147
Cash and cash equivalents at beginning of period		14,825,532		3,790,491
Impact of foreign exchange		2,141,052		(29,106)

Cash and cash equivalents at end of period	A$	28,983,491	A$	14,825,532

The accompanying notes form part of the consolidated financial statements.

AVITA MEDICAL LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2019

	Contributed equity		Accumulated losses		Share-based payment reserve		Foreign currency translation reserve		Total
At 1 July 2018	A$	162,801,028	A$	(148,592,879)	A$	4,505,148	A$	286,262	A$	18,999,559
Loss for the period		—		(35,160,227)		—		—		(35,160,227)
Other comprehensive income
Foreign currency translation		—		—		—		1,783,222		1,783,222

Total comprehensive loss for the year		—		(35,160,227)		—		1,783,222		(33,377,005)

Transactions with owners in their capacity as owners
Expired options		—		—		(32,362)		—		(32,362)
Share based payments		—		—		2,721,179		—		2,721,179
New shares		45,580,570		—		—		—		45,580,570
Cost of share placement		(4,102,520)		—		—		—		(4,102,520)

Balance at 30 June 2019	A$	204,279,078	A$	(183,753,106)	A$	7,193,965	A$	2,069,484	A$	29,789,421

The accompanying notes form part of the consolidated financial statements.

AVITA MEDICAL LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2018

	Contributed equity		Accumulated losses		Share-based payment reserve		Foreign currency translation reserve		Total
At 1 July 2017	A$	134,806,022	A$	(132,218,352)	A$	2,811,179	A$	(277,017)	A$	5,121,832
Loss for the period		—		(16,519,155)		—		—		(16,519,155)
Other comprehensive income
Foreign currency translation		—		—		—		563,279		563,279

Total comprehensive loss for the year		—		(16,519,155)		—		563,279		(15,955,876)

Transactions with owners in their capacity as owners:
Expired options		—		141,188		(141,188)		—		—
Forfeiture options		—		3,440		(31,832)		—		(28,392)
Share based payments		—		—		1,866,989		—		1,866,989
New shares		29,846,859		—		—		—		29,846,859
Cost of share placement		(1,851,853)		—		—		—		(1,851,853)

Balance at 30 June 2018	A$	162,801,028	A$	(148,592,879)	A$	4,505,148	A$	286,262	A$	18,999,559

The accompanying notes form part of the consolidated financial statements.

AVITA MEDICAL LIMITED

NOTES TO THE CONCISE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

Note 1. Basis of Preparation and Accounting Policies

Basis of Preparation and Statement of Compliance

This concise report covers that of Avita Medical Limited and its controlled entities (“the Company”) for the year ended 30 June 2019. This concise report has been derived from the full 2019 Financial Report as presented in the Company’s Annual Report, which complies with the Corporations Act 2001 and Accounting Standard AASB 1039 Concise Financial Reports. The financial statements and specific disclosures required by AASB 1039 have been derived from the Consolidated Company’s full financial report. The concise financial report does not, and cannot be expected to provide as full an understanding of the financial performance, financial position and financing activities of the Company as the full financial report. Further information can be obtained from the Consolidated Company’s full financial report which is available on the ASX website.

This concise financial report is presented in Australian Dollars and has been prepared on a historical cost basis, except for financial assets which have been measured as their fair value at the balance date. A full description of the accounting policies adopted by the Company is provided in the full 2019 Financial Report.

Note 2. Revenue and Expenses

		2019		2018
(a)	Revenue
	Sale of goods	A$	7,705,398	A$	1,198,861

	Total revenue	A$	7,705,398	A$	1,198,861

		2019		2018
(b)	Other income
	BARDA income	A$	8,259,152	A$	10,104,081
	Interest income		456,695		68,617

	Total other income	A$	8,715,847	A$	10,172,698

The Company had been granted a BARDA contract in September 2015, wherein BARDA will fund the Company to support the ongoing U.S. clinical regulatory program towards FDA Premarket Approval, Compassionate Use program, clinical and health economics research, and in U.S. paediatric burn programs. The objectives support BARDA’s overarching goal of building burn care preparedness, by securing effective medical countermeasures for burn injuries for use in case of a mass casualty event.

		2019		2018
(c)	Finance costs
	Interest expense	A$	37,769	A$	26,586

		A$	37,769	A$	26,586

		2019		2018
(d)	Depreciation included in profit or loss
	Depreciation	A$	378,002	A$	143,546

		A$	378,002	A$	143,546

		2019		2018
(e)	Cost of sales	A$	1,697,823	A$	511,646

AVITA MEDICAL LIMITED

NOTES TO THE CONCISE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

Note 2. Revenue and Expenses (continued)

		2019		2018
(f)	Lease payments and other expenses included in profit or loss		A$950,399		A$463,095

		2019		2018
(g)	Employee benefits expense
	Salaries and wages	A$	15,472,511	A$	8,057,869
	Share-based expenses		2,688,817		1,835,157
	Defined contribution superannuation expense		831,558		374,435

			A$18,992,886		A$10,267,461

Note 3. Loss per Share

Basic loss per share amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic and diluted loss per share computations:

	2019		2018
Net loss for the period	A$	35,160,227	A$	16,519,155

Weighted average number of ordinary shares for basic and diluted loss per share		1,266,654,166		934,312,458

AVITA MEDICAL LIMITED

NOTES TO THE CONCISE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

Note 4. Segment Information

Operating segments are identified based on internal reports about components of the Company that are regularly reviewed by the chief operating decision maker to allocate resources to the segment and to assess its performance.

The Company’s chief operating decision maker has been identified as the Chief Executive Officer.

The Chief Executive Officer reviews the financial and operating performance of the business primarily from a geographic perspective. On this basis, management have identified three reportable operating segments being the Asia Pacific, Europe and Americas including Canada. The Chief Executive Officer monitors the performance of all these segments separately. The Company does not operate in any other geographic segment.

The Americas, Europe, and Asia Pacific operating segments derived its revenues from the sale of RECELL Devices.

The Chief Executive Officer assesses the performance of the operating segments based on a measure of gross margin and net profit before tax.

Unallocated

The following items of income and expense and associated assets are not allocated to operating segments as they are not considered part of the core operations of any segment:

•	Corporate revenue

•	Corporate charges

•	Amortisation of intellectual property

The segment information provided to the Chief Executive Officer for the reportable segments for the year ended 30 June 2019 is as follows:

		Continuing Operations
	Asia Pacific		Europe		Americas		Total
Year ended 30 June 2019
Revenue
Sale of goods	A$	1,126,407	A$	364,331	A$	6,214,660	A$	7,705,398
Other income		11,970		543		8,703,335		8,715,848

Total revenue and other income per consolidated statement of profit or loss and other comprehensive income	A$	1,138,377	A$	364,874	A$	14,917,995	A$	16,421,246

Segment net loss before tax benefit	A$	(734,835)	A$	(919,932)	A$	(27,919,276)	A$	(29,574,043)

Reconciliation of segment net result before tax to loss before income tax benefit
Corporate charges including share-based expenses								(5,766,047)

Loss before income tax							A$	(35,340,090)

The Company’s other income in its Americas including Canada operating segment includes $8,259,152 from BARDA, representing 95% of the Americas operating segment’s total other income from external customers for the year ended 30 June 2019.

AVITA MEDICAL LIMITED

NOTES TO THE CONCISE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

Note 4. Segment Information (Continued)

Revenue is attributed to geographic location based on the location of the customers. The percentages of external revenues from external customers that are attributable to foreign countries are as shown below:

	2019	2018
Australia	14.6%	6.8%
Americas and other	85.4%	93.2%

Total revenue	100.0%	100.0%

	Asia Pacific		EMEA		Americas		Total
Year ended 30 June 2019
Segment assets
Segment operating assets	A$	870,041	A$	284,424	A$	32,455,556	A$	33,610,021
Segment non-current assets		324,456		5,862		1,828,873		2,159,191

Unallocated assets	A$	—	A$	—	A$	—	A$	968,861

Total assets per the consolidated statement of financial position							A$	36,738,073

Segment liabilities
Segment operating liabilities	A$	172,815	A$	196,908	A$	5,777,373	A$	6,147,096
Unallocated liabilities		—		—		—		801,556

Total liabilities per the consolidated statement of financial position							A$	6,948,652

	Asia Pacific		EMEA		Americas		Total
Year ended 30 June 2018
Revenue
Sale of goods	A$	709,907	A$	488,954	A$	—	A$	1,198,861
Other income		—		2,961		10,104,081		10,107,042
Interest received		59,552		438		5,666		65,656

Total revenue and other income per consolidated statement of profit or loss and other comprehensive income	A$	769,459	A$	492,353	A$	10,109,747	A$	11,371,559

Segment net loss before tax benefit	A$	(1,341,200)	A$	(2,181,622)	A$	(9,539,296)	A$	(13,062,118)

Reconciliation of segment net result before tax to loss before income tax benefit:
Corporate charges including share-based expenses							A$	(4,842,833)

Loss before income tax							A$	(17,904,951)

AVITA MEDICAL LIMITED

NOTES TO THE CONCISE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

Note 4. Segment Information (Continued)

	Asia Pacific		EMEA		Americas		Total
Year ended 30 June 2018
Segment assets
Segment operating assets	A$	532,926	A$	579,081	A$	17,079,653	A$	18,191,660
Segment non-current assets		5,662		18,215		703,100		726,977

Unallocated assets	A$	—	A$	—	A$	—	A$	4,098,377

Total assets per the consolidated statement of financial position							A$	23,017,014

Segment liabilities
Segment operating liabilities	A$	189,531	A$	176,461	A$	3,314,423	A$	3,680,415
Unallocated liabilities		—		—		—		337,040

Total liabilities per the consolidated statement of financial position							A$	4,017,455

Note 5. Commitments and Contingencies

Finance Leases as Lessee

The Company’s furniture and IT equipment are held under lease arrangements. As of 30 June 2019, the net carrying amount of the furniture and IT equipment held under lease arrangements is A$65,369.

The Company’s finance lease liabilities, which are secured by the related assets held under finance leases, are classified as follows:

Finance Lease liabilities	2019
Current:	A$	48,265
Non-current:		17,104

	A$65,369

	Minimum Lease Payment Due
	Within 1 Year	1-5 Years	After 5 Years	Total
30 June 2019
Lease Payments	66,643	17,165	—	83,808
Finance charges	(15,282)	(3,157)	—	(18,439)
Net Present Values	51,361	14,008	—	65,369

Operating Leases as Lessee

The Company leases space under operating leases. Future minimum lease payments as of 30 June 2019 are as follows:

	Minimum Lease Payment Due
	Within 1 Year	1-5 Years	After 5 Years	Total
30 June 2019	839,673	745,693	—	1,585,366

30 June 2018	525,919	856,541	—	1,382,460

AVITA MEDICAL LIMITED

NOTES TO THE CONCISE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

Note 6. Corporate Governance

The Board is committed to achieving the highest standards of corporate governance. The Board reviews and improves its policies and procedures to ensure they are effective for the Company and fulfil the expectations of stakeholders.

The Company’s Corporate Governance Statement has been approved by the Board and can be located on the Company’s website at: www.avitamedical.com

Note 7. Going Concern

These financial statements have been prepared on the basis of going concern, which contemplates the continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. During the financial year ended 30 June 2019, the Company has generated a loss for the period of A$35,160,227 (2018: A$16,519,155) and the Company has used cash in operations of A$27,485,659 (2018: A$16,372,024).

During the year ended 30 June 2019, the Company completed a series of equity transactions totalling gross proceeds of A$45,036,886 which were used to fund operations.

During the year ended 30 June 2019, the Company completed a series of equity transactions. The Company issued 65 million shares at a price of A$0.050 per share and received gross proceeds of A$3,250,000 on 26 July 2018. The Company completed the first tranche of an institutional placement in which it issued 310,047,015 fully paid ordinary shares at a price of A$0.080 per share raising gross proceeds of A$24,803,761 on 4 December 2018. The institutional placement included a second tranche in which it issued 189,952,985 shares at a price of A$0.080 per share and received gross proceeds of A$15,196,239. In addition, on 11 January 2019 the Company completed a Share Purchase Plan under which it issued 22,061,250 shares of stock at a price of $0.080 per share and received gross proceeds of A$1,764,900.

The Company benefits from cash inflows from the series of BARDA contracts, the first of which was awarded to the Company in September 2015. These payments from BARDA offset costs from various activities undertaken to support the FDA regulatory approval process for RECELL in the U.S., preparation for the planned commercial launch of RECELL in the U.S., and RECELL clinical programs in the U.S. With the U.S. FDA approval of RECELL® for the treatment of burns in September 2018, and the U.S. market launch of the product in January 2019, sales of goods are expected to be an increasing source of revenue in the future. Another anticipated source of revenue for the Company is the BARDA contract line item covering the initial purchase, delivery and storage of the RECELL System in the amount of US$7,594,620 (~A$10m).

The Company expects to be utilizing cash reserves until U.S. and international sales of its products reach the level to fund ongoing operations. The Company has historically funded its research and development activities, and more recently its substantial investment in sales and marketing activities, through raising capital by issuing securities in the Company, and it is expected that similar funding will be obtained to provide working capital if and when required. If the Company is unable to raise capital in the future, the Company may need to curtail expenditures by scaling back certain research and development or other programs.

As a result of the above, the directors are satisfied that there is enough working capital to support the committed research and development programs and other activities over the next 12 months and the Company can realize its assets and pay its liabilities and commitments in the normal course of business. Accordingly, the directors have prepared the financial report on a going concern basis.

Note 8. Subsequent Events

On September 19, 2019 AVITA filed a registration statement on Form 20-F under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (“SEC”) relating to the proposed registration in the United States of its class of American Depositary Shares representing ordinary shares of the Company. The registration statement was declared effective by the SEC on September 27, 2019, and the Company anticipates that trading of its American Depositary Shares will commence on the Nasdaq Capital Market on or about October 1, 2019. This disclosure does not constitute an offer to sell, or the solicitation of an offer to buy, any securities of the Company.

AVITA MEDICAL LIMITED

DIRECTORS’ DECLARATION

The Directors of Avita Medical Limited declare that the accompanying Concise Financial Report is presented fairly in accordance with Accounting Standards 1039 Concise Financial Report and is consistent with the consolidated entity’s 30 June 2019 Financial Report.

In the opinion of the Directors:

(a)	The financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2019 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001;

(b)	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(c)

This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the financial year ended 30 June 2019.

On behalf of the Board

Michael Perry

Chief Executive Officer

Dated: 9 October 2019

Valencia, California, United States

Central Park, Level 43

152-158 St Georges Terrace

Perth WA 6000

Correspondence to:

PO Box 7757

Cloisters Square

Perth WA 6850

T +61 8 9480 2000

F +61 8 9480 2050

E info.wa@au.gt.com

W www.grantthornton.com.au

Independent Auditor’s Report

to the Members of Avita Medical Limited

Report of the Independent Auditor on the Concise Financial Report

Opinion

We have audited the concise financial report of Avita Medical Limited, which comprises the statement of financial position as at 30 June 2019, the statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the year then ended and related notes, derived from the audited financial report of Avita Medical Limited for the year ended 30 June 2019.

In our opinion, the accompanying concise financial report of Avita Medical Limited complies with Accounting Standard AASB 1039 Concise Financial Reports.

Basis for Opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Concise Financial Report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the concise financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Concise Financial Report

The concise financial report does not contain all the disclosures required by the Australian Accounting Standards in the preparation of the financial report. Reading the concise financial report and the auditor’s report thereon, therefore, is not a substitute for reading the financial report and the auditor’s report thereon. The concise financial report and the financial report do not reflect the effects of events that occurred subsequent to the date of our report on the financial report.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

The Financial Report and Our Report Thereon

We expressed an unmodified audit opinion on the financial report in our report dated 30 September 2019. That report also includes the communication of other key audit matters. Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period.

Key audit matter	How our audit addressed the key audit matter

Going concern

The Group generated a loss of $35,160,227 for the year ended 30 June 2019 and has used cash in operations of $27,485,659 for the year ended 30 June 2019.

The Directors have determined that the use of the going concern basis of accounting is appropriate in preparing the financial report. Their assessment of going concern was based on cash flow projections.

These projections incorporated a number of assumptions and judgements regarding the extent of future research and development activities, continued expansion of sales capability and projected working capital requirements.

The Group’s use of the going concern basis of accounting and the associated extent of uncertainty is a key audit matter due to the high level of judgment required in evaluating the Group’s assessment of going concern.

Our procedures included, amongst others:

•  obtaining and reviewing management’s cash flow forecast to assess whether current cash levels can sustain operations for a period of at least 12 months from the proposed date of signing the financial statements;

•  assessing whether the cash flow model reflected the budget that was approved by the Directors;

•  agreeing year end cash balances to third party independent confirmations received to gain comfort around the opening balances used in the cash flow forecast;

•  assessing the Group’s current level of income and expenditure against management’s forecast for consistency of relationships and trends to the historical results, and results since year end; and

•  assessing the adequacy of the related disclosures within the financial report.

Share-based payments

The Group provides benefits to employees and Key Management Personnel in the form of share options and restricted stock units (RSU’s) to employees and directors.

These share-based payments are measured at fair value on the date at which they are granted and are expensed over the period in which the vesting conditions are fulfilled. The awards issued by the Group include market, performance, and service conditions which vary by grant. The Group engaged a specialist to provide a valuation of these share-based payments.

This area is a key audit matter due to the inherent subjectivity involved in management’s judgements used to value the options including historical volatility, the risk free rate of return and achievement of vesting conditions.

Our procedures included, amongst others:

•  obtaining and reviewing the documented terms and conditions for a sample of agreements;

•  assessing the competency and objectivity of management’s expert;

•  obtaining and reviewing the valuation report provided by management’s external expert in relation to the option and RSU plans and assessing for compliance with AASB 2 Share- Based Payments;

•  utilising our internal valuation specialists to assess the inputs and assumptions used to determine the fair values of the awards for appropriateness and reasonableness;

•  recalculating the fair value of a sample of the awards;

•  recalculating the vesting schedules to evaluate whether the related expense has been recorded in the correct periods; and

•  reviewing the adequacy of related disclosures.

Responsibilities of the Directors for the Concise Financial Report

The Directors are responsible for the preparation of the concise financial report in accordance with Accounting Standard AASB 1039 Concise Financial Reports, and the Corporations Act 2001, and for such internal control as the directors determine are necessary to enable the preparation of the concise financial report.

Auditor’s Responsibilities for the Audit of the Concise Financial Report

Our responsibility is to express an opinion on whether the concise financial report, complies in all material respects, with AASB 1039 Concise Financial Reports based on our procedures, which were conducted in accordance with Auditing Standard ASA 810 Engagements to Report on Summary Financial Statements.

Information Other than the Concise Financial Report and Auditor’s Report Thereon

The Directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended 30 June 2019, but does not include the financial report and our auditor’s report thereon.

Our opinion on the concise financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the concise financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Report on the Remuneration Report

The following paragraphs are copies from our Report on the Remuneration Report of Avita Medical Limited for the year ended 30 June 2019.

Opinion on the Remuneration Report

We have audited the Remuneration Report included in the directors’ report for the year ended 30 June 2019.

In our opinion, the Remuneration Report of Avita Medical Limited, for the year ended 30 June 2019, complies with section 300A of the Corporations Act 2001.

Responsibilities

The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

M R Leivesley

Partner - Audit & Assurance

Sydney, 9 October 2019

ASX Shareholder Information

Ordinary Fully Paid Shares (Total) as of 30 September 2019

Range	Total holders	Ordinary Shares	% of Issued Capital
1 - 1,000	544	230,420	0.01
1,001 - 5,000	1,427	4,169,451	0.22
5,001 - 10,000	1,103	8,939,380	0.48
10,001 - 100,000	2,519	92,182,535	4.92
100,001 Over	734	1,767,363,050	95.37
Total	6,327	1,872,884,836	100.00

Unmarketable Parcels	Minimum Parcel Size	Holders	Shares
Minimum $500 parcel at $0.59 per share	848	416	105,998

Substantial Shareholder	Ordinary Shares	% of Issued Capital
HSBC Custody Nominees (Australia) Limited	651,962,695	34.81
HSBC Custody Nominees (Australia) Limited - A/C 2	379,735,974	20.28

ASX Shareholder Information

Ordinary Fully Paid Shares (Total) as of 30 September 2019

AVITA MEDICAL LIMITED

Top 20 Holders

Rank	Name	Shares	% of Shares
1	HSBC Custody Nominees (Australia) Limited	651,962,695	34.81
2	HSBC Custody Nominees (Australia) Limited - A/C 2	379,735,974	20.28
3	Citicorp Nominees Pty Limited	112,656,576	6.02
4	Phillip Asset Management Limited <Bioscience MTF1 A/C>	81,083,334	4.33
5	One Funds Management Limited <Asia Pac Health Fund II A/C>	69,147,669	3.69
6	National Nominees Limited	68,033,243	3.63
7	J P Morgan Nominees Australia Pty Limited	47,362,182	2.53
8	BNP Paribas Nominees Pty Ltd <IB AU Noms Retailclient DRP>	18,321,300	0.98
9	CS Third Nominees Pty Limited <HSBC Cust Nom AU LTD 13 A/C>	13,197,699	0.70
10	ATEQ Investments Pty Ltd	11,800,000	0.63
11	Merrill Lynch (Australia) Nominees Pty Limited	8,541,620	0.46
12	Dibbens Developments PTY Limited <Dibbens Super Ben Fund A/C>	6,000,000	0.32
13	FATS Pty Ltd	5,873,107	0.31
14	Mr Adrian Simun Puljich	4,800,000	0.26
15	Mr Anthony Mark Saia + Mrs Carmen Saia <Saia Family Super Fund A/C>	4,550,000	0.24
16	GMC Investments (AUST) Pty Ltd <GMC Investment A/C>	4,000,000	0.21
17	Rossbel PTY Limited <The Rossbel A/C>	3,500,000	0.19
18	BNP Paribas Noms Pty Ltd <DRP>	3,456,419	0.18
19	Dental Union of Australia Ltd <Ian Weatherlake S/F A/C>	3,325,000	0.18
20	Mr Adam Craig Tremain White	3,300,000	0.18
Top 20 holders of Ordinary Fully Paid Shares (Total)		1,500,646,818	80.13
Total Remaining Holders Balance		372,238,018	19.87

avita medical
avitamedical.com

AUSTRALIA
Visiomed Group Ltd
c/o Mertons Corporate Services
Level 7, 330 Collins Street
Melbourne VIC 3000 Australia
Tel: +61 3 8689 9997
Fax: +61 8 9474 7742
info.au@avitamedical.com
Visiomed Group Limited
ABN 34 003 010 580
C3 Operations Pty Limited
ABN 63 090 161 505
Registered in Australia

UNITED STATES
28159 Avenue Stanford
Suite 220
Valencia, CA 91355
United States of America
Tel: +1 661 367 9170
customerservice@avitamedical.com

CHINA
Avita
Suite 502, Entrance 9,
Building No.9 Xingfuyicun Xili
Chaoyang District, Beijing 100027
China
Tel: +86 (10) 6401 9528
Fax: +86 (10) 6417 3471
info.au@avitamedical.com

AUSTRALIA UNITED STATES CHINA Visiomed Group Ltd 28159 Avenue Stanford Avita c/o Mertons Corporate Services Suite 220 Suite 502, Entrance 9, Level 7, 330 Collins Street Valencia, CA 91355 Building No.9 Xingfuyicun Xili Melbourne VIC 3000 Australia United States of America Chaoyang District, Beijing 100027 Tel: +61 3 8689 9997 Tel: +1 661 367 9170 China Fax: +61 8 9474 7742 customerservice@avitamedical.com Tel: +86 (10) 6401 9528 info.au@avitamedical.com Fax: +86 (10) 6417 3471 Visiomed Group Limited info.au@avitamedical.com ABN 34 003 010 580 C3 Operations Pty Limited ABN 63 090 161 505 Registered in Australia